EXHIBIT 22.2

DISTRICT COURT OF HARRIS COUNTY, TEXAS
55TH JUDICIAL DISTRICT

IN RE ISRAMCO, INC. SHAREHOLDER DERIVATIVE LITIGATION This Document Relates To: ALL ACTIONS	) ) ) ) ) )	Lead Cause No. 2009-34535 (Consolidated Action)

STIPULATION OF SETTLEMENT

This Stipulation of Settlement dated August 15, 2011, (the “Stipulation”) is made and entered into by and among the following Parties, each by and through his, her, or its respective counsel: (i) Jeffrey Goldstein (“Goldstein”) and Theodore Steinberg (“Steinberg”) (collectively, the “Plaintiffs”) on behalf of themselves and derivatively on behalf of nominal defendant, Isramco, Inc. (“Isramco” or the “Corporation” or the “Company”); (ii) defendants Haim Tsuff (“Tsuff”), Jackob Maimon (“Maimon”), Max Pridgeon (“Pridgeon”), and Michelle R. Cinnamon-Flores (“Cinnamon-Flores”) (collectively, the “Individual Defendants”); (iii) nominal defendant Isramco; and (iv) defendant Goodrich Global Ltd. (“Goodrich”)1.  The Stipulation is intended by the Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined in ¶1.18), upon and subject to the terms and conditions hereof.

I.   INTRODUCTION AND BACKGROUND OF THE ACTION

On June 1, 2009, Goldstein filed his verified derivative petition (the “Goldstein Petition”) in the 55th Judicial District Court of Harris County, Texas (the “55th District Court”) on behalf of Isramco , alleging, inter alia, that the Individual Defendants, members of Isramco’s Board of Directors (the “Board”), violated their fiduciary duties owed to Isramco by improperly approving a transaction with defendant Goodrich solely for the benefit of defendant Tsuff, Isramco’s Chief Executive Officer, Chairman of the Board and controlling shareholder, at the expense of Isramco.  Thereafter, on June 12, 2009, Steinberg  filed in the 189th Judicial District Court of Harris County, Texas (the “189th District Court”) his verified derivative petition (the “Steinberg Petition” and collectively with the Goldstein Petition, the “Petitions”) on behalf of nominal defendant, Isramco, asserting substantially similar claims against the same defendants.

1 Plaintiffs, Isramco, Individual Defendants and Goodrich are collectively referred to herein as the Parties.

On July 2, 2009, in response to the Goldstein Petition, Isramco filed with the 55th District Court a Motion to Dismiss, Special Exceptions and, Subject Thereto, Original Answer wherein the Company, inter alia, moved to dismiss the Goldstein Petition for failure to make a demand on Isramco’s Board.

On July 8, 2009, defendants Tsuff and Goodrich filed a Notice of Removal of Action Under 28 U.S.C. § 1441 for the Goldstein Petition and a Notice of Removal of Action Under 28 U.S.C. § 1441 for the Steinberg Petition on the basis of diversity of citizenship of the parties pursuant to 28 U.S.C. § 1332.  After removing the Goldstein Petition and the Steinberg Petition to the United States District Court for the Southern District of Texas (the “Federal Court”), on July 15, 2009, defendants Tsuff and Goodrich filed motions to dismiss the Goldstein and Steinberg Petitions, respectively, pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for failure to adequately plead demand futility in accordance with Rule 23.1 of the Federal Rules of Civil Procedure.

On July 17, 2009, Isramco filed in the Federal Court a Motion to Dismiss the Steinberg Petition pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for failure to adequately plead demand futility in accordance with Rule 23.1 of the Federal Rules of Civil Procedure.  By order signed July 31, 2009, the Petitions were consolidated before the Honorable Ewing Werlein, Jr., in Federal Court.  On August 7, 2009, Plaintiffs filed their Motion to Remand the Petitions.

Several months after the filing of the Petitions in the respective state district courts, respective counsel for the Parties began a dialogue concerning the claims alleged in the Petitions and the Parties agreed to meet in person to continue their dialogue.  To that end, on August 12, 2009, counsel for the Parties met in person in Houston, Texas, to discuss the claims alleged in the Petitions as well as to discuss additional transactions concerning certain related-party transactions.  As part of that dialogue, the Parties also agreed to explore a potential resolution of the Goldstein and Steinberg actions and, in furtherance thereof, Isramco, Goodrich and the Individual Defendants agreed to the production of documents by Isramco to Plaintiffs relating to their claims pursuant to certain terms.  Thereafter, counsel for Plaintiffs sent counsel for Isramco, Goodrich and the Individual Defendants a letter dated August 19, 2009, wherein Plaintiffs requested certain categories of documents relating to their claims.  In connection with said production of documents, Isramco, the Individual Defendants, and Goodrich, on the one hand, and the law firms of Barroway Topaz Kessler Meltzer & Check, LLP2 and Crowley Norman LLP (on behalf of plaintiffs Goldstein and Steinberg), on the other hand, entered into a Confidentiality Agreement effective as of September 16, 2009, which remains in effect (“Confidentiality Agreement”).

2 As of May 15, 2011, the law firm of Barroway Topaz Kessler Meltzer & Check, LLP is now known as Kessler Topaz Meltzer & Check, LLP.

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By order signed October 21, 2009, the Goldstein and Steinberg Petitions were remanded to the respective state courts in which they had been originally filed.  On November 5, 2009, defendants Tsuff and Goodrich filed a Motion to Dismiss, Special Exceptions, and, Subject Thereto, Original Answer in the Goldstein state court action and the Steinberg state court action, respectively.  On November 5, 2009, Isramco filed a Motion to Dismiss, Special Exceptions, and, Subject Thereto, Original Answer in the Steinberg state court action.   On November 20, 2009, defendants Maimon, Pridgeon, and Cinnamon-Flores filed a Motion to Dismiss, Special Exceptions, and, Subject Thereto, Original Answer in the Goldstein action and the Steinberg action, respectively.

During December 2009 and January 2010, pursuant to the Confidentiality Agreement, Isramco produced documents to Plaintiffs, which Plaintiffs and their expert reviewed in connection with certain of the claims alleged in the Petitions.  By Order signed January 6, 2010, the Goldstein and Steinberg Petitions were consolidated in the 55th District Court (the “Consolidated Action”) and restyled: In Re Isramco, Inc. Shareholder Derivative Litigation, Lead Cause No. 2009-34535, 55th Judicial District Court of Harris County, Texas; and  Barroway Topaz Kessler Meltzer & Check, LLP was appointed as Lead Counsel and Crowley Norman LLP was appointed Liaison Counsel for Plaintiffs in the Consolidated Action.  On March 1, 2010, Plaintiffs sent a comprehensive settlement demand to Isramco, Goodrich and the Individual Defendants.

On April 6, 2010, another derivative case was filed by Yuval Ran (the “Ran Petition”) in the 295th Judicial District Court of Harris County, Texas (the “295th District Court”), alleging claims similar to those contained in the Consolidated Action, as well as several additional claims, and naming as defendants the defendants named in the Consolidated Action, as well as defendants Marc E. Kalton (“Kalton”), Frans Sluiter (“Sluiter”), Naphtha Israel Petroleum Corporation Ltd., I.O.C. Israel Oil Company Ltd., Isramco Oil & Gas, Ltd., J.O.E.L. – Jerusalem Oil Exploration Ltd., and Chesny Estates, Ltd.  By Order signed April 20, 2010, the Ran Petition was transferred from the 295th District Court to the 55th District Court.

By letter dated April 20, 2010, counsel for the Company responded to Plaintiffs’ March 1, 2010, settlement demand in anticipation of a mediation scheduled for August 2010.

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By order dated May 21, 2010, the 55th District Court consolidated the Ran Petition with the Consolidated Action.  The Parties agreed to postpone the mediation until October 2010 to allow Plaintiffs time to file an amended petition and to allow Isramco time to provide Plaintiffs with additional information relating to the claims alleged on behalf of Isramco.  On September 7, 2010, Plaintiffs filed an amended consolidated petition (the “Amended Petition”) in the Consolidated Action, which Amended Petition included some of the additional claims alleged in the Ran Petition and named as defendants Isramco, Goodrich, the Individual Defendants, Sluiter, Kalton, Naphtha Israel Petroleum Corp. Ltd., I.O.C. Israel Oil Company Ltd., Isramco Oil & Gas Ltd., Jerusalem Oil Exploration Ltd., and Chesny Estates Ltd.  Isramco, Goodrich, the Individual Defendants, Sluiter, Kalton, Naphtha Israel Petroleum Corp. Ltd., I.O.C. Israel Oil Company Ltd., Isramco Oil & Gas Ltd., J.O.E.L. Jerusalem Oil Exploration Ltd., and Chesny Estates Ltd. are hereinafter collectively referred to as the “Named Defendants.”

On September 9, 2010 Isramco provided Plaintiffs with additional documents and information concerning the additional claims alleged in the Amended Petition, subject to the terms of the Confidentiality Agreement.  On September 28, 2010, Plaintiffs sent a follow-up settlement demand letter to Isramco, Goodrich and the Individual Defendants. Then, on September 28, 2010, Yuval Ran filed his Motion for Leave for Plaintiff Ran to Withdraw, wherein Yuval Ran formally sought to withdraw as one of the plaintiffs in the Consolidated Action.  By Order signed October 4, 2010, the 55th District Court granted Plaintiff Yuval Ran’s Motion for Leave for Plaintiff Ran to Withdraw.  In advance of an October 6, 2010, mediation, Plaintiffs, on the one hand, and Isramco, Goodrich and the Individual Defendants, on the other hand, submitted comprehensive confidential mediation statements to the mediator, Mr. Gary V. McGowan (the “Mediator”).

On October 6, 2010, the Parties participated in an all day mediation session with the Mediator, but were unable to resolve the Consolidated Action.  Thereafter, the Parties established a briefing schedule for the filing of Isramco’s, Goodrich’s and the Individual Defendants’ amended or supplemental Motions to Dismiss, Special Exceptions, and subject thereto, Original Answers and Plaintiffs’ response(s) thereto.  The Parties also continued their arm’s-length discussions concerning a potential resolution of the Consolidated Action with the substantial assistance of the Mediator.

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On December 7, 2010, Isramco, defendants Tsuff and Goodrich, and defendants Maimon, Pridgeon, and Cinnamon-Flores filed their respective First Amended Motions to Dismiss, Special Exceptions, and, Subject Thereto, Original Answers.  On January 14, 2011, Plaintiffs filed their Opposition to Isramco’s, Goodrich’s and the Individual Defendants’ respective First Amended Motions to Dismiss, Special Exceptions, and, Subject Thereto, Original Answers.  On January 14, 2010, prior to the Plaintiffs’ filing their opposition, the Parties agreed to accept a proposal made by the Mediator to settle the Consolidated Action.  Thereafter, counsel for the Parties memorialized their agreement in a Memorandum of Understanding (“MOU”) dated April 27, 2011.

Prior to the Parties’ agreeing to settle, the independent directors of Isramco’s Board, Max Pridgeon, Asaf Yarkoni and Marc Kalton, sitting as a special committee, under reference from and with authority granted by the entire Board, after careful, independent consideration of the claims contained in the Consolidated Action, the responses of Isramco, Goodrich and the Individual Defendants, and the mediated settlement proposal, determined that settlement of the Consolidated Action was in the best interest of Isramco on the terms set forth below and that the settlement confers substantial benefits upon Isramco.

II.   LEAD COUNSEL’S INVESTIGATION

Prior to and following the filing of the Petitions, Lead Counsel undertook a substantial and comprehensive investigation of the claims alleged in the Consolidated Action as well as those claims alleged in the Ran Petition that were not included in the Amended Petition filed in the Consolidated Action.  The investigation included the facts and circumstances surrounding:  (i) a related-party contract with defendant Goodrich (the “Restated Agreement”); (ii) the lease and sale of a cruise ship to Chesny Estates Ltd. (“the Cruise Ship Transactions”); (iii) approximately $103.9 million in loans (from February 2007 through July 2009) to Isramco from entities related to Isramco (the “Related Party Loans” or “Loan Transactions”) in connection with the Corporation’s acquisition of various oil and gas interests; (iv) the sale and transfer of Isramco’s Israel-based activities and assets conducted and managed by the Corporation’s Israel Branch to I.O.C. Israel Oil Company Ltd. (the “Israel Branch Sale Agreement”); (v) Maimon and Tsuff’s alleged personal benefit from the Naptha Congo transaction, including, but not limited to, the Board’s alleged failure to insulate Isramco from potential liability as part of a settlement agreement entered into by Naphtha Congo regarding the transaction; and (vi) the purchase and transfer of property in the municipality of Petach Tivka for approximately $1.8 million.  Lead Counsel obtained and reviewed hundreds of pages of documents, including: (i) publicly filed court documents in connection with other related litigation; (ii) news articles; (iii) non-public documents and information produced by the Company; and (iv) documents filed by Isrmaco with the Securities and Exchange Commission over the past seven years. Lead Counsel also retained an expert to assist in the investigation and litigation of certain claims alleged in the Action. Last, Lead Counsel interviewed the Corporation’s now former General Counsel, James H. Hutchinson, III.

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III.   CLAIMS OF THE PLAINTIFFS AND BENEFITS OF SETTLEMENT

Plaintiffs believe that the claims they have asserted in the Consolidated Action on behalf of Isramco have merit.  However, the Plaintiffs have also determined that the proposed settlement is in the best interests of, and confers substantial benefits upon, Isramco and its shareholders in light of the expense and length of continued proceedings necessary to prosecute the Consolidated Action against Isramco and all other Named Defendants through trial and through appeals.    Plaintiffs also considered: the uncertain outcome and the risk of any litigation, especially in complex actions such as the Consolidated Action; the difficulties and delays inherent in such litigation; the inherent problems of proof and possible defenses to the claims that have been asserted or that might be asserted; the review of non-public documents and information provided by Isramco; and the legal standard to state a claim for breach of fiduciary duty under Delaware law.

IV.   DEFENDANTS’ DENIALS OF WRONGDOING AND LIABILITY

Isramco, Goodrich and the Individual Defendants have denied and continue to deny each and all of the claims and contentions alleged by Plaintiffs in the Consolidated Action, but have determined that the proposed settlement is in the best interests of, and confers substantial benefits upon, Isramco and its shareholders especially in light of the expense and length of continued proceedings necessary to prosecute the Consolidated Action against Isramco and all other Named Defendants through trial and through appeals; the uncertain outcome and the risk of any litigation, especially in complex actions such as the Consolidated Action; the difficulties and delays inherent in such litigation; and the inherent problems of proof.

V.   TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the Plaintiffs (for themselves and derivatively on behalf of Isramco), the Individual Defendants, Isramco, and defendant Goodrich, by and through their respective counsel or attorneys of record, as follows.

1.	Definitions

As used in the Stipulation the following terms have the meanings specified below:

1.1 “Action or Consolidated Action” means the above-captioned shareholder derivative action entitled In Re Isramco, Inc. Shareholder Derivative Litigation, Lead Cause No. 2009-34535.

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1.2 “Court” means the 55th Judicial District Court in Harris County, Texas.

1.3 “Effective Date” means the first date by which all of the events and conditions specified in ¶6.1 of the Stipulation have been met and have occurred.

1.4 “Final Order and Judgment” or “Judgment” means the order and judgment to be rendered by the Court, substantially in the form attached hereto as Exhibit A.

1.5 “Final” means the time when a judgment that has not been reversed, vacated, or modified in any way is no longer subject to appellate review, either because of disposition on appeal and conclusion of the appellate process or because of passage, without action, of time for seeking appellate review.  More specifically, it is that situation when: (1) either no appeal has been filed and the time has passed for any notice of appeal to be timely filed in the Action; or (2) an appeal has been filed and the court of appeals has/have either affirmed the judgment or dismissed that appeal and the time for any reconsideration or further appellate review has passed; or (3) a higher court has granted further appellate review and that court has either affirmed the underlying judgment or affirmed the court of appeals’ decision affirming the judgment or dismissing the appeal.

1.6 “Isramco” or the “Corporation” or the “Company” means Isramco, Inc., including, but not limited to, its predecessors, successors, shareholders, partners, joint venturers, subsidiaries, affiliates, divisions and assigns.

1.7 “Individual Defendants” means defendants Haim Tsuff, Jackob Maimon, Max Pridgeon, and Michelle R. Cinnamon-Flores.

1.8 “Lead Counsel” means Barroway Topaz Kessler Meltzer & Check, LLP now known as Kessler Topaz Meltzer & Check, LLP.

1.9 “Mediator” means Mr. Gary V. McGowan.

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1.10 “Named Defendants” means Isramco, Goodrich, the Individual Defendants, Sluiter, Kalton, Naphtha Israel Petroleum Corp. Ltd., I.O.C. Israel Oil Company Ltd., Isramco Oil & Gas Ltd., J.O.E.L. Jerusalem Oil Exploration Ltd., and Chesny Estates Ltd.

1.11 “Notice” or “Notice of Proposed Settlement” means the court-approved notice of the settlement to be provided by Isramco, substantially in the form of the attached Exhibit B-1.

1.12 “Person” means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees, if any.

1.13 “Parties” means, collectively, the Individual Defendants, Goodrich, Isramco, and the Plaintiffs on behalf of themselves and Isramco.

1.14 “Plaintiffs” means Jeffrey Goldstein and Theodore Steinberg.

1.15 “Plaintiffs’ Counsel” means Kessler Topaz Meltzer & Check, LLP and Crowley Norman LLP.

1.16 “Preliminary Order” means the order to be rendered by the Court, substantially in the form of the attached Exhibit B.

1.17 “Related Persons” means each of a Person’s families, parent entities, associates, affiliates, related parties or subsidiaries and each and all of their respective past, present or future officers, directors, unitholders, partners, members, representatives, employees, financial or investment advisors, consultants, attorneys, investment bankers, commercial bankers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns.

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1.18 “Released Claims” means and includes any and all claims (including “Unknown Claims” as defined in ¶1.20 herein) for relief, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been, could have been or in the future can or might be asserted derivatively in the Consolidated Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of Isramco and Isramco’s stockholders who owned shares of Isramco from the time of the alleged facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause allegedly giving rise to the claims in the Consolidated Action arose through to the present, against the Named Defendants (or any one of them) in the Consolidated Action or any Released Persons (as defined in ¶1.19 herein) which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to, the Consolidated Action, or any allegations in any of the petitions or amended petitions in the Consolidated Action. Released Claims shall not include any claims to enforce the Settlement.

1.19  “Released Persons” means each and all of the Named Defendants in their individual and corporate capacities and their Related Persons.

1.20  “Unknown Claims” means any of the Released Claims which Plaintiffs, Isramco, or Isramco shareholders derivatively on behalf of Isramco, do not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons, including claims which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her or its decision not to object to this settlement.  With respect to any and all Released Claims, the Parties stipulate and agree that, upon the Effective Date, the Plaintiffs and Isramco shall expressly waive and each of the Isramco shareholders shall be deemed to have, and by operation of the Judgment shall have, expressly waived, the provisions, rights and benefits of California Civil Code §1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

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Upon the Effective Date, the Plaintiffs and Isramco shall expressly waive and each of the Isramco shareholders shall be deemed to have, and by operation of the Final Order and Judgment shall have, expressly waived any and all provisions, rights and benefits conferred by any law of any jurisdiction or any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code §1542.  The Plaintiffs, Isramco, the Individual Defendants, and Isramco shareholders may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but, upon the Effective Date, each Plaintiff, Isramco and the Individual Defendants shall expressly settle and release, and each Isramco shareholder shall be deemed to have expressly settled and released, and by operation of the Final Order and Judgment shall have, fully, finally, and forever settled and released, any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.  The Parties acknowledge, and Isramco shareholders shall be deemed by operation of the Final Order and Judgment to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the settlement of which this release is a part.

2.	Consideration to Isramco

2.1           As a result of the filing and prosecution of the Action and as part of the settlement of the Action, Isramco shall adopt the Corporate Governance Reforms and shall revise the Restated Agreement with Goodrich as set forth below.  Isramco acknowledges that the adoption and implementation of the Corporate Governance Reforms and revision to the Restated Agreement with Goodrich set forth below confers a substantial benefit upon Isramco and its shareholders.

2.2           Restated Agreement with Goodrich

Within thirty (30) days of the issuance of a final order approving the settlement of this action, Isramco and Goodrich shall revise the Amended and Restated Agreement dated November 25, 2008, between the Corporation and Goodrich (the “Restated Agreement”) to delete Section 2(ii) effective January 1, 2011.

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2.3           Corporate Governance Reforms

Isramco and/or its Board of Directors (the “Board”) shall adopt and implement the following Corporate Governance Reforms.  The Board shall adopt resolutions, amend the Corporation’s bylaws and/or amend committee charters to enact the Corporate Governance Reforms within thirty calendar days of the Final Order and Judgment  The Corporate Governance Reforms shall be maintained for a period of the lesser of seven (7) years after the Final Order and Judgment or so long as the Corporation is publicly traded.

A.           Board of Directors

1.           The Corporation shall adopt “Corporate Governance Guidelines” that include the provisions set forth in the proposed Corporate Governance Guidelines attached hereto as Exhibit 1.

2.           The Corporation shall revise its certificate of incorporation and/or by-laws to require that a majority of the members of the Board be independent, where independence is defined as follows:

a.           is not, and in the past five (5) years has not been, employed by the Corporation or any of its subsidiaries or affiliates;

b.           does not receive, and in the past five (5) years has not received, any remuneration as an advisor, consultant, or legal counsel to the Corporation or any of its subsidiaries, affiliates, executive officers, or directors;

c.           does not have, and in the past five (5) years has not had, any contract or agreement with the Corporation or any of its subsidiaries or affiliates pursuant to which the director performed or agreed to perform any personal services for the Corporation;

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d.           does not have, and in the past five (5) years has not had, any business relationship or engaged in any transaction with the Corporation or any of its subsidiaries or affiliates other than his or her service as a director;

e.           is not, and in the past five (5) years has not been, affiliated with or employed by any present or former independent auditor of the Corporation or any of its subsidiaries or affiliates;
f.            is not, and in the past five (5) years has not been, a director or executive officer of any Corporation for which any executive officer of the Corporation serves as a director;

g.           is not a member of the immediate family of a person who is not independent pursuant to subsections a-f above; and

h.           a director is deemed to have received remuneration (other than remuneration as a director, including remuneration provided to a non-executive Chairman of the Board, Committee Chairman, or Lead Director), directly or indirectly, if remuneration, other than de minimis remuneration, was paid by the Corporation, its subsidiaries, or affiliates, to any entity in which the director has a beneficial ownership interest of five percent or more, or to an entity by which the director is employed or self-employed other than as a director.  Remuneration is deemed de minimis remuneration if such remuneration is $40,000 or less in any calendar year, or if such remuneration is paid to an entity, it (i) did not for the calendar year exceed the lesser of $1 million, or five percent (5%) of the gross revenues of the entity; and (ii) did not directly result in a material increase in the compensation received by the director from that entity.

3.           Each independent director shall certify in writing that he or she is independent as defined above and shall immediately inform the Board of any change in his or her independent status.

4.           Directors shall attend at least one Board meeting per year in person or, if unable to attend in person, by video conference, subject to being excused for good cause by the Chairman of the Board.

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5.           The Corporation shall revise its certificate of incorporation and/or by-laws to provide that directors shall be limited to serving on the boards of no more than three (3) companies subject to SEC reporting requirements, including the Corporation.

6.           New Directors shall participate in an initial orientation program upon election to the Board and in regular continuing education thereafter.

7.           Each standing Committee of the Board shall have a written charter, which is made available to the public on the Corporation’s website.

B.           Lead Independent Director

1.           The independent members of the Board shall annually elect by secret ballot an independent director to act in a lead capacity to coordinate the other independent directors, as described below.  The Lead Independent Director shall coordinate and moderate executive sessions of the Board’s independent directors and act as principal liaison between the independent directors and the Chief Executive Officer on topics or issues as requested by the independent directors, any Committee of the Board, the full Board or any other topic selected by the Lead Independent Director.

2.           In addition to the duties of all Board members (which shall not be limited or diminished by the Lead Independent Director’s role), the Lead Independent Director shall be responsible for or participate in the following functions:

a.           timing and agendas for Board and Committee meetings;

b.           nature, quantity and timing of information provided to the independent directors by the Corporation’s management, including information specifically requested by the Lead Independent Director;

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c.           retention of such counsel or consultants who report directly to the Board;

d.           implementation of corporate governance policies and procedures, including assisting the chairpersons of the various Board Committees as requested by those chairpersons;

e.           receive reports from the Nominating and Corporate Governance Committee regarding compliance with and implementation of the Corporation’s corporate governance policies;

f.            receive reports from the Chairman of the Nominating and Corporate Governance Committee regarding recommended revisions to the Corporation’s corporate governance policies;

g.           evaluate, along with the members of the Compensation Committee and the full Board, the Chief Executive Officer’s performance; and

h.           recommend members for various Board Committees, as well as selection of the Committee Chairs.

C.           Compensation Committee

1.           The Board shall adopt a “Compensation Committee Charter” that will govern the purpose, structure, and roles and responsibilities of the Compensation Committee.  The Compensation Committee Charter shall contain the provisions set forth in the proposed Compensation Committee Charter attached hereto as Exhibit 2.

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2.           The Compensation Committee shall be comprised of at least two (2) independent directors, as set forth in the proposed Compensation Committee Charter.

3.           The Compensation Committee shall annually complete a written evaluation of the performance of the chief executive officer and recommend compensation (including cash bonuses, stock options, restricted shares, performance shares, or other performance-based compensation) to be awarded based on such performance.

D.           Compensation “Clawback” Policy

The Board shall revise the Corporation's certificate of incorporation and/or by-laws to provide that in the future, if the Corporation is required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K, due to material noncompliance with any financial reporting requirement under the federal securities laws, the Board shall require any "executive officer" (as defined in the rules promulgated under the Securities and Exchange Act of 1934, as amended) to return to the Corporation:

1.           Any bonus, incentive-based, equity-based compensation received by the executive officer for or during each of the restated periods and the 12-months immediately preceding each of the restated periods; and

2.           Any net profits realized by the executive officer from sales or other transactions in Corporation securities during each of the restated periods and the 12-months immediately preceding each of the restated periods.

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E.            Audit Committee

The Board of Directors shall revise the Audit Committee Charter in accordance with the modifications attached hereto as Exhibit 3.

F.            Nominating Committee

1.           The Board of Directors shall revise the Nominating Committee Charter in accordance with the modifications attached hereto as Exhibit 4.

2.           The name of the Committee shall be changed from the Nominating Committee to the “Nominating and Corporate Governance Committee.”

3.           The Committee shall be responsible for making recommendations to the Board of Directors with respect to corporate governance principles as well as directorship practices.

4.           The Committee shall be responsible for the enforcement and development of the Corporation’s newly adopted Corporate Governance Guidelines referenced above.

G.           Election of New Independent Director

The Corporation shall identify qualified independent director nominees and agrees to cause an additional independent director to be nominated for election to the Board by the date of the 2011 annual meeting of stockholders of the Corporation.  With respect to the election of the independent director, the independent director will be identified and elected by the Corporation in the same manner as the other independent directors on the Board without input or control by the derivative plaintiffs, their attorneys or any outside party, not retained by the Corporation.  Upon election of the additional independent director to the Board, the Corporation will maintain a board of directors comprised of a majority of independent directors; however, the termination of service of independent directors that results in the Board being comprised of less than a majority of independent directors shall not result in a violation of this provision so long as the Corporation nominates for election independent directors to fill vacancies created by such termination of service within 120 days (absent exigent circumstances) of the independent director’s resignation.

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H.           Improve the Accuracy of Filings with the Securities and Exchange Commission

The Board of Directors shall seek to improve the accuracy of the Corporation’s Securities and Exchange Commission (“SEC”) filings by either a) out-sourcing the filings to a third party who specializes in preparing or reviewing such filings, b) hiring a trained individual with experience in preparing SEC filings to prepare or review such filings, and/or c) having an existing employee of the Corporation be formally trained to prepare the Corporation’s SEC filings.

I.             Conflict Committee for Related Party Transactions

The Board shall revise the Corporation’s certificate of incorporation and/or by-laws to specify, in the form set forth below, that any proposed transactions between the Corporation and any director or officer of the Corporation (or any entity controlled by an officer or director of the Corporation) will be submitted for approval to the Conflict Committee (which is a committee that will be comprised of two (2) designated independent members of the Corporation’s Audit Committee).  The Board shall give the Conflict Committee the authority to retain appropriate experts and consultants to assist the committee in the execution of its duties.  The new bylaw shall provide as follows:

Conflict Committee

The Corporation shall have a conflict committee (the “Conflict Committee”) consisting of two (2) designated independent members of the Corporation’s Audit Committee appointed by the entire Board.

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The Conflict Committee shall have authority to exercise, except as may be otherwise specified by the Board of Directors by unanimous written consent, all the power and authority of the Board of Directors in connection with approving and authorizing proposed transactions between the Corporation and any director or officer of the Corporation (or any entity controlled by any director or officer of the Corporation) (each, a “Conflict Transaction”).  With respect to any Conflict Transaction that is required to be submitted to the stockholders of the Corporation for approval, the Conflict Committee shall have the authority to propose to the entire board of directors, for its consideration, what action, if any, should be taken by the Corporation with respect to such Conflict Transaction.

J.            Insider Trading Controls

1.           The Board of Directors shall appoint a Committee consisting of the Corporation’s General Counsel, or outside securities counsel, and the Chief Financial Officer that shall be responsible for ensuring compliance with the Corporation’s stock trading and market communications policy.  That Committee will be designated the “Trading Compliance Committee,” and will be responsible for developing (with Board involvement), presenting to the Board for approval, and monitoring and updating (with Board involvement and approval) a comprehensive program (the “Trading Compliance Program”) designed to ensure compliance with the Corporation’s trading policies.  At least once yearly, the independent directors will receive a report from the Trading Compliance Committee outside the presence of any other members of management.

2.           During the pendency of any Corporation -funded open market stock buy-back program, no director or employee subject to Section 16 of the Securities Exchange Act of 1934 (“Exchange Act”) shall be permitted to sell stock.

3.           The Corporation may not buy back stock from any employee or Board member.

4.           Any corporate director or elected officer who acquires Corporation shares via option exercise, must retain 50% of the net shares acquired, for at least twelve (12) months or such earlier time as the individual ceases to be a director or officer of the Corporation because of death, resignation, termination or other reason.

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3.	Procedure For Implementing the Settlement

3.1           After execution of the Stipulation, Plaintiffs shall submit the Stipulation together with its exhibits to the Court and shall apply for entry of an order substantially in the form of Exhibit B hereto, requesting, inter alia, the preliminary approval of the settlement set forth in the Stipulation, and approval for the publication of the Notice of Proposed Settlement of Derivative Action, Hearing Thereon, and Right To Appear (the “Notice”), substantially in the form of Exhibit B-1 hereto, which shall include the general terms of the settlement set forth in the Stipulation, including, but not limited to, the general terms of the fees and expenses to be paid to Plaintiffs’ Counsel and the date of the Settlement Hearing, as defined below.  Within ten days of the issuance of the preliminary approval order, Isramco shall cause the Notice and Stipulation to be filed with the Securities and Exchange Commission (the “SEC”) on a Form 8-K, and shall publish the Notice in Investor’s Business Daily.  All costs in notifying Isramco’s shareholders of the settlement, including the filing of the Stipulation and Notice with the SEC and the publication of the Notice in Investor’s Business Daily, will be paid by Isramco.  If additional notice is required by the Court, the cost and administration of such additional notice shall be borne by Isramco.

3.2           Plaintiffs will request that at least 45 days after the Notice is filed with the SEC and published in Investor’s Business Daily, the Court will hold a hearing (the “Settlement Hearing”) to consider and determine whether to approve the terms of the settlement as fair, reasonable and adequate, including the payment of attorneys’ fees and expenses in the amount negotiated by the Parties, with the assistance of the Mediator, after the principal terms of the settlement were agreed to.

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4.	Releases

4.1           Upon the Effective Date, Isramco, Plaintiffs (acting on their own behalf and derivatively on behalf of Isramco), and each Isramco shareholder (solely in their capacity as an Isramco shareholder) shall be deemed to have, and by operation of the Final Order and Judgment shall have, fully, finally, and forever released, relinquished and discharged the Released Claims against the Released Persons and any and all claims (including Unknown Claims) arising out of, relating to, or in connection with, the defense, settlement or resolution of the Action against the Released Persons, provided, that nothing herein shall in any way impair or restrict the rights of any Party to enforce the terms of the Stipulation, and that nothing herein shall in any way impair or restrict the rights of any of the Individual Defendants to seek indemnity and/or contribution from the Corporation.

4.2           Upon the Effective Date, Isramco, the Individual Defendants and each Isramco shareholder (solely in their capacity as an Isramco shareholder) shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged each and all of the Plaintiffs and Plaintiffs’ Counsel from all claims (including Unknown Claims) arising out of, relating to, or in connection with, the institution, prosecution, assertion, settlement or resolution of the Action or the Released Claims.

5.	Plaintiffs’ Counsel’s Attorneys’ Fees and Expenses

5.1           After negotiation of the material terms of the settlement, the Parties, with the assistance of the Mediator, reached an agreement at arm’s-length and in good faith on the amount of attorneys’ fees, costs, and expenses that Isramco will pay Plaintiffs’ Counsel in connection with the substantial benefits conferred upon the Company as a result of the Settlement (the “Fee and Expense Award”).  As a result of those negotiations and based upon the recommendation of the Mediator, Isramco shall pay to Plaintiffs’ Counsel, as part of the Settlement, a Fee and Expense Award of $1 million for Plaintiffs’ Counsel’s services in the Action, subject to Court approval.

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5.2           Within ten (10) business days of entry of a Final Order and Judgment by the Court finally approving the settlement, Isramco shall pay the Fee and Expense Award to Kessler Topaz Meltzer & Check, LLP.

6.	Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

6.1           The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a) the entry by the Court of the Final Order and Judgment, substantially in the form of Exhibit A hereto;

(b) the payment of the Fee and Expense Award in accordance with ¶5.1 hereof; and

(c) the Final Order and Judgment has become Final.

6.2           If any of the conditions specified in ¶6.1 is not met, then the Stipulation shall be canceled and terminated subject to ¶6.3, and the Parties shall be restored to their respective positions in the Action as of the last date on which a Party has executed this Stipulation, including the return of Plaintiffs’ counsel’s attorneys’ fees and expenses if any has been paid, unless Plaintiffs’ Counsel and counsel for the Parties mutually agree in writing to proceed with the Stipulation.

6.3           In the event that the Stipulation or settlement is not approved by the Court, or the settlement is terminated for any reason, the Parties shall be restored to their respective positions as of the date of the execution of this Stipulation, and all negotiations, proceedings, documents prepared and statements made in connection herewith shall be without prejudice to the Parties, shall not be deemed or construed to be an admission by any Party of any act, matter, or proposition and shall not be used in any manner for any purpose in any subsequent proceeding in the Action or in any other action or proceeding.   All documents or information produced subject to the Confidentiality Agreement shall be returned or destroyed in accordance with the terms of the Confidentiality Agreement.

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6.4           If the Stipulation or settlement is not approved by the Court, the terms and provisions of the Stipulation shall have no further force and effect with respect to the Parties and shall not be used in the Action or in any other proceeding for any purpose, and any judgment or orders entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, nunc pro tunc.

7.	Miscellaneous Provisions

7.1           The Parties (a) acknowledge that it is their intent to consummate this Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation.

7.2           Pending final determination of whether the settlement should be approved, all proceedings and all further activity between the Plaintiffs, on the one hand, and the Released Persons, on the other hand, regarding or directed toward the Action, save for those activities and proceedings relating to this Stipulation and the Settlement, shall be stayed.

7.3           Pending and after the Effective Date of this Stipulation or the termination of the Stipulation according to its terms, Plaintiffs and their Related Persons are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any action asserting any Released Claims against any Released Person.

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7.4           The Parties intend this settlement to be a final and complete resolution of all disputes between Plaintiffs, on the one hand, and the Released Persons, on the other hand, with respect to the Action.  The Settlement comprises claims which are contested and shall not be deemed an admission by any Plaintiff or Released Person as to the merits of any claim, allegation or defense.  The Parties further agree that the claims are being settled voluntarily after consultation with competent legal counsel.

7.5           Neither the Stipulation (including any exhibits attached hereto) nor the Settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the Settlement: (a) has any evidentiary value as a presumption, a concession or an admission of, or evidence of, any fault, wrongdoing or liability of the Plaintiffs or the Released Persons or of the validity of any Released Claims; (b) is or may be deemed to be or may be offered, attempted to be offered or used in any way by the Parties as a presumption, a concession or an admission of, or evidence of, any fault, wrongdoing or liability of the Plaintiffs or the Released Persons or of the validity of any Released Claims; or (c) is intended by the Parties to be offered or received as evidence or used by any other person in any other actions or proceedings, whether civil, criminal or administrative.  The Released Persons may file the Stipulation and/or the Final Order and Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of res judicata, collateral estoppel, full faith and credit, release, standing, good faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

7.6           The exhibits to this Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

7.7           The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Parties or their respective successors-in-interest.

7.8           This Stipulation and the exhibits attached hereto constitute the entire agreement among the Parties and no representations, warranties or inducements have been made to any Party concerning the Stipulation or any of its exhibits other than the representations, warranties and covenants contained and memorialized in such documents.  Except as otherwise provided herein, each Party shall bear its own costs.

7.9           Each counsel or other Person executing the Stipulation or its exhibits on behalf of any Party hereby warrants that such counsel or other Person has the full authority to do so.

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7.10           The Stipulation may be executed in one or more counterparts.  A faxed or Portable Document Format (“PDF”) signature shall be deemed an original signature for the purposes of this Stipulation.  All executed counterparts and each of them shall be deemed to be one and the same instrument.  A complete set of counterparts, either originally executed or copies thereof, shall be filed with the Court.

7.11           The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties and the Released Persons.

7.12           The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and the Parties submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in the Stipulation.

7.13           This Stipulation and the exhibits attached hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of Texas, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the State of Texas without giving effect to that State’s choice-of-law principles.

7.14           Plaintiffs hereby represent and warrant that they have not assigned any rights, claims or causes of action that were asserted or could have been asserted in connection with, under, or arising out of the Released Claims.

7.15           All agreements made and orders entered during the course of the Action relating to the confidentiality of information shall survive this Stipulation.

7.16           Without further order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

IN WITNESS WHEREOF, the Parties have caused the Stipulation to be executed by their duly authorized attorneys and dated August 15, 2011.

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DATED: August 15, 2011                                                                   CROWLEY NORMAN LLP

/s/ Richard E. Norman
Richard E. Norman
Three Riverway, Suite 1775
Houston, Texas 77056
Telephone: (713) 651-1771
Facsimile: (713) 651-1775

KESSLER TOPAZ MELTZER & CHECK, LLP

/s/ Robin Winchester
Robin Winchester
Richard H. Kim
280 King of Prussia Road
Radnor, PA 19087
Telephone:  (610) 667-7706
Facsimile:  (267) 948-2512

Lead Counsel for Plaintiffs

THE WEISER LAW FIRM, P.C.
Robert B. Weiser
Brett D. Stecker
Jeffrey J. Ciarlanto
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone:  (610) 225-2677
Facsimile:  (610) 225-2678

Additional Counsel for Plaintiff Theodore Steinberg

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DATED: August 15, 2011                                                                   ISRAMCO, INC.

/s/ Dennis Holifield
Dennis Holifield
2425 West Loop South, Suite 810
Houston, Texas 77027
Telephone: (713) 621-6785
Facsimile: (713) 621-3988

Counsel for Nominal Defendant,
Isramco, Inc.

DATED: August 15, 2011                                                                  BOYER JACOBS SHORT, a Professional Corporation

/s/ Constance O’Doherty Barnes
Constance O’Doherty Barnes
Nine Greenway Plaza, Suite 3100
Houston, Texas 77046
Telephone: (713) 871-2054
Facsimile: (713) 800-3001

Counsel for Defendants Haim Tsuff and
Goodrich Global Ltd.

DATED: August 15, 2011	DOYLE, RESTREPO, HARVIN & ROBBINS LLP

/s/ Michael D. Robbins
Michael D. Robbins
JPMorgan Chase Tower
600 Travis Street, Suite 4700
Houston, Texas 77002
Telephone: (713) 228-5100
Facsimile: (713) 228-6138

Counsel for Defendants Jackob Maimon,
Max Pridgeon, and Michelle R. Cinnamon Flores

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